FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



M E D I A   R E L E A S E

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax +27 11 484-0639
www.goldfields.co.za

UPDATE: FATAL ACCIDENT AT DRIEFONTEIN

Johannesburg, 16 October 2008: Gold Fields Limited (Gold Fields) (NYSE, JSE, DIFX: GFI) regrets to announce that the body of the employee who was trapped at Driefontein Gold Mine, following a seismic even yesterday, has been found.

This brings to two the number of people who lost their lives as a result of this accident.

All operations at the Driefontein Gold mine have been stopped pending an on-site investigation by the Department of Minerals and Energy today.

The names of the deceased are being withheld until their next of kin have been informed.

Enquires

Willie Jacobsz
Tel: 018 781 8861
Mobile +(857) 241 7127

Email:
willie.jacobsz@gfexpl.com

Enquiries:
Willie Jacobsz
Direct: (011) 644-2505
Mobile: (001) 857 241 7127

or

Daniel Thole
Mobile: +27 82 929 3672

-ends-

About Gold Fields
Gold Fields Limited is one of the world's largest unhedged producers of gold with attributable production of 3,64 million ounces per annum from eight operating mines in South Africa, Ghana and Australia. A ninth mine, Cerro Corona Gold/Copper mine in Peru, commenced production in August 2008 at an initial rate of approximately 375,000 gold equivalent ounces per annum. Gold Fields aims to reach a production rate of approximately 4.0 million ounces per annum during the March quarter of 2009. The company has total attributable ore reserves of 83 million ounces and mineral resources of 251 million ounces. Gold Fields is listed on the JSE Limited (primary listing),New York Stock Exchange (NYSE) and Dubai International Financial Exchange (DIFX) New Euronext in Brussels (NYX) and Swiss Exchange (SWX). For more information please visit the Gold Fields website at www.goldfields.co.za.

Directors: A J Wright (Chairman), N J Holland[†] (Chief Executive Officer), K Ansah[#], J G Hopwood, G Marcus, R P Menell, D N Murray,
D M J Ncube, R L Pennant-Rea[†], C I von Christierson, G M Wilson
[†]British, [#]Ghanaian
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 16 October 2008

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs